UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VIA optronics AG

(Name of Issuer)

Ordinary Shares, notional value €1.00 per share

(Title of Class of Securities)

91823Y 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.91823Y 109	Page 2 of 5

(1)	Names of reporting persons Juergen Eichner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Germany
Number of	(5) Sole voting power 720,000 ordinary shares
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 720,000 ordinary shares
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 720,000 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 15.9%(1)
(12)	Type of reporting person (see instructions) IN

(1)The percent of class was calculated based on 4,530,701 of the Issuer’s outstanding ordinary shares as of December 31, 2021.

CUSIP No. 91823Y 109	Page 3 of 5

Item 1(a).	Name of Issuer: VIA optronics AG (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:

Sieboldstrasse 18, 90411 Nuremberg, Germany

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Juergen Eichner (“Mr. Eichner”).  Mr. Eichner is the sole owner of, and has investment discretion over, the ordinary shares held by the Jürgen Eichner Vermögensverwaltungs GmbH & Co. KG.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany

Item 2(c).	Citizenship:

German citizen.

Item 2(d).	Title of Class of Securities:

Ordinary shares, notional value €1.00 per share

Item 2(e).	CUSIP Number:

91823Y 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)Amount beneficially owned:

Mr. Eichner may be deemed the beneficial owner of 720,000 ordinary shares, which consists of 80,000 ordinary shares owned by Mr. Eichner and 640,000 ordinary shares held by the Jürgen Eichner Vermögensverwaltungs GmbH & Co. KG, an entity that is wholly owned by Mr. Eichner.

(b)Percent of class: 15.9%(1)

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:

720,000

(ii)Shared power to vote or to direct the vote:

0

(iii)Sole power to dispose or to direct the disposition of:

720,000

(iv)Shared power to dispose or to direct disposition of:

0

(1)The percent of class was calculated based on 4,530,701 of the Issuer’s ordinary shares outstanding as of December 31, 2021.

CUSIP No. 91823Y 109	Page 4 of 5

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of a Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 91823Y 109	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

JUERGEN EICHNER

By:	/s/Jürgen Eichner
Name: Jürgen Eichner
Title: Chief Executive Officer